SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

-------------

FORM 11-K

-------------

[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2010

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

-------------

BITUMINOUS 401(K) SAVINGS PLAN

-------------

OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

BITUMINOUS 401(K) SAVINGS PLAN, Registrant

By:	/s/ Greg Ator
Greg Ator, Committee Member

By:	/s/ Janine Happ
Janine Happ, Committee Member

By:	/s/ Robert Rainey
Robert Rainey, Committee Member

Dated:  June 23, 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________

FORM 11-K

_______________

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For The Years Ended December 31, 2010 and 2009

_______________

BITUMINOUS 401(k) SAVINGS PLAN

_______________

OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVE
CHICAGO, ILLINOIS  60601

BITUMINOUS 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2010 AND 2009

BITUMINOUS 401(k) SAVINGS PLAN
Index to Financial Statements

PAGE NO.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at
December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2010 and 2009	3

Notes to Financial Statements
4 - 11
Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2010	12

Note

Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Bituminous 401(K) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bituminous 401(K) Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 24, 2011

BITUMINOUS 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments, at fair value:
Pooled separate accounts	$22,639,351	$19,103,111
Old Republic International Corporation common stock account	3,723,068	2,660,429
Receivables:
Notes receivable from participants	627,535	497,682
Net assets available for benefits	$26,989,954	$22,261,222

The accompanying notes are an integral part of these financial statements.

BITUMINOUS 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the years ended December 31, 2010 and 2009

	2010	2009

Additions (reductions):
Investment income (loss):
Net investment income from pooled separate accounts	$2,436,061	$2,819,967
Net appreciation (depreciation) of Old Republic International
common stock account	971,155	(446,496)
Dividends from Old Republic International Corporation
common stock	184,456	171,978
Total investment income	3,591,672	2,545,449

Interest income on notes receivable from participants	31,447	34,676

Contributions:
Employer	277,461	269,727
Employee	1,454,287	1,437,013
Rollover	44,224	40,065
Total contributions	1,775,972	1,746,805
Total additions	5,399,091	4,326,930

Deductions:
Benefits paid to participants	668,119	927,618
Administrative expenses	2,240	1,330
Total deductions	670,359	928,948

Net increase	4,728,732	3,397,982

Net assets available for benefits:
Beginning of year	22,261,222	18,863,240
End of year	$26,989,954	$22,261,222

The accompanying notes are an integral part of these financial statements.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.           Description of Plan

The following description of the Bituminous 401(k) Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A.      General

The Plan is a defined contribution plan covering substantially all of the employees of Bituminous Casualty Corporation (the "Company" or the “Plan Sponsor”).  Employees are eligible to participate in the Plan on the last to occur: (A) date of hire or (B) the start of the payroll period in which the employee attains age twenty-one.  Participation in the Plan is optional.  If an employee does not elect to join the Plan on the first date he/she is eligible to do so, he/she may join the Plan at the start of any subsequent payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Internal Revenue Code (IRC).

B.      Contributions

Participants may contribute up to 12 percent of their annual eligible compensation on a before-tax basis subject to applicable IRS limitations. The Company provides a matching contribution equal to 25 percent of the participant's contribution on the first 6 percent of eligible compensation.  Participants may elect to have their voluntary contributions invested in any one or more of eleven Pooled Separate Accounts as well as the Old Republic International Corporation (“ORI”) Common Stock Account.  Company matching contributions are invested in the same manner as participants have elected for their contributions.  Participants may also make rollover contributions into the Plan.  A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan.  Rollovers are not subject to company matching contributions.  Employees who are age 50 and older at any time during the year may make catch-up contributions, subject to applicable IRS limitations.  Catch-up contributions are not subject to Company matching contributions.  Participant and Company contributions to the Plan are limited to the maximum amount under the IRC.  Contributions in excess of IRC limitations are returned to the participants or Company when determined.

C.      Participant Accounts

Each participant's account is credited with the participant's contributions, an allocation of the Company's contribution and Plan earnings or losses.  Allocations are based on participant contributions or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Cash dividends received with respect to ORI common stock previously credited to participants shall be applied to purchase additional shares of ORI common stock in the ORI Common Stock Account.  Such dividends and the additional shares (including fractional shares) subsequently purchased with the dividends shall be allocated and credited to the accounts of participants, pro rata, according to the shares (including fractional shares) credited to the accounts of participants on the applicable dividend record date.  Any ORI common stock received as a stock split or stock dividend or as a result of a reorganization or recapitalization of ORI shall be allocated and credited to the accounts of participants in proportion to the ORI common stock previously credited to their account.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan (continued)

D.      Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants are vested in the remainder of their accounts upon death, disability, attainment of normal retirement age or based on the participant’s number of years of service using the following table:

Years of Service	Vested Percentage
Fewer than 1	0%
1	10%
2	20%
3	40%
4	60%
5	80%
6 or More	100%

E.      Payment of Benefits

On termination of service, retirement, or death, a participant or his/her beneficiary may elect to leave funds in the Plan or receive either a single-sum payment or purchase a single premium life annuity contract as defined in the Plan agreement.  Net assets at December 31, 2010 and 2009, include funds totaling $1,479,740 and $1,345,271, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

F.      Forfeitures

If a participant terminates employment with the Plan Sponsor prior to becoming fully vested, the nonvested portion of the Plan sponsor's contributions and allocated earnings thereon are forfeited.  All forfeitures are segregated annually and used as an offset to the Company’s matching contribution.  There were unallocated assets of $1 and $18 at December 31, 2010 and 2009, respectively, related to these forfeitures.

G.      Notes Receivable From Participants

Participants may elect to borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loans account.  Loan terms shall not extend beyond five years.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate which is based on the prevailing prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan is made plus one percentage point.  Interest rates range from 4.25 percent to 9.25 percent with loans maturing at various dates through 2015.  Principal and interest are paid ratably through periodic payroll deductions.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan (continued)

H.      Administrative Expenses

Investment management fees and other fees related to investments of the Plan are paid from the earnings of the Plan’s investments.  Audit fees, legal fees, and other fees related to the administration of the Plan are paid by the Company.  Expenses related to participant loans are paid by the Plan and charged to the respective participant’s account.

2.	Summary of Significant Accounting Policies

A.      Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

B.      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results may differ from those estimates.

C.      Risks and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

D.      Investments and Income Recognition

The Plan’s investments are stated at fair value.  The Plan has eleven pooled separate account investment funds under its group annuity contract with Prudential Retirement Insurance and Annuity Company (Prudential) available for participants to direct their investments therein.  Investments in pooled separate accounts are valued on a per unit market value basis as determined by Prudential, which reflects the fair value of the investments comprising the separate pooled funds.  In addition, the Plan has an ORI common stock account which is invested in ORI common stock that is stated at fair value based on the quoted closing market value on the last business day of the year.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on an accrual basis.  Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net increase (decrease) in value of its investments, which consist of realized gains and losses, unrealized appreciation (depreciation) and interest and dividend earnings on the investments.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (continued)

E.      Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

F.      Benefit Payments

Benefit payments to participants are recorded when paid.  At December 31, 2010 and 2009, there were no significant amounts due but unpaid to participants.

G.      Subsequent Events Policy

Subsequent events have been evaluated through the date the financial statements were issued.

H.      New Accounting Pronouncements

The following new accounting pronouncements were adopted during the year ended December 31, 2010:

Fair Value Disclosures – In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements.  In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.  This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010.  Net assets available for benefits and changes in net assets available for benefits of Plan were not affected by the adoption of the new guidance.

Notes Receivable from Participants – In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans.  Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The guidance, which must be applied retrospectively, is effective for fiscal years after December 15, 2010 with early adoption permitted.  The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans at December 31, 2009 from investments to notes receivable from participants.  Additionally, interest income on notes receivable from participants has been reclassified from interest income for the year ended December 31, 2009.  Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies (continued)

I.      Reclassification

Certain items from the 2009 financial statements have been reclassified to conform with the 2010 presentation.

3.	Investments

A.      Assets Greater Than 5% of Net Plan Assets

Investments that represent 5% or more of net plan assets at December 31, 2010 and 2009, are as follows:

	December 31,
	2010	2009
Prudential Short-term Bond Fund	$4,546,958	$4,587,229
Old Republic International Corporation
Common Stock Account	3,723,068	2,660,429
Dryden S&P 500 Index Fund	3,145,173	2,512,154
Prudential Balanced I Fund / Wellington
Management Co. Fund	2,705,540	2,232,049
Prudential Large Cap Value / Aronson &
Johnson & Ortiz Fund	2,460,207	2,149,074
Prudential Small Cap Growth / TimesSquare Fund	2,223,239	1,636,230
Prudential Mid Cap Growth / TimesSquare Fund	1,912,867	1,653,082
T Rowe Price Growth Stock Fund	1,778,301	1,395,969
Prudential Core Bond/PIM Fund	1,534,092	1,044,003

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Prudential pooled separate accounts	$2,436,061	$2,819,967
Old Republic International Corporation
common Stock Account	971,155	(446,496)
	$3,407,216	$2,373,471

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.	Investments (continued)

B.      Fair Value Measurements

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.  A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels:  inputs based on quoted market prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3). There have been no changes in the methodologies used at December 31, 2010 and 2009.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1	Investments include publicly traded common stocks.

Level 2	Investments include pooled separate accounts.

The following table shows a summary of assets measured at fair value segregated among the various input levels described above:

	Fair Value Measurements as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Old Republic International
Corporation common
stock account	$3,723,068			$3,723,068
Prudential pooled
separate accounts:
Fixed income funds		$6,081,050		6,081,050
Growth funds		5,914,408		5,914,408
Value funds		4,012,055		4,012,055
Index funds		3,145,173		3,145,173
Balanced funds		2,705,540		2,705,540
Other funds		781,125		781,125
Total Prudential pooled
separate accounts		22,639,351		22,639,351
Total assets at fair value	$3,723,068	$22,639,351	$-	$26,362,419

BITUMINOUS 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.	Investments (continued)

B.      Fair Value Measurements (continued)

	Fair Value Measurements as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Old Republic International
Corporation common
stock account	$2,660,429			$2,660,429
Prudential pooled
separate accounts:
Fixed income funds		$5,631,355		5,631,355
Growth funds		4,685,281		4,685,281
Value funds		3,432,218		3,432,218
Index funds		2,512,154		2,512,154
Balanced funds		2,232,049		2,232,049
Other funds		610,054		610,054
Total Prudential pooled
separate accounts		19,103,111		19,103,111
Total assets at fair value	$2,660,429	$19,103,111	$-	$21,763,540

4.             Tax Status

The Internal Revenue Service has issued a determination letter, dated May 29, 2002, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan Financial Statements.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants shall become 100 percent vested in their accounts and are entitled to a distribution of their account balances.

6.             Party in Interest Transactions

The ORI common stock account is invested in common stock of Old Republic International Corporation, the parent of the Company.

Plan assets include investments in eleven pooled separate accounts.  These funds are managed by related parties of Prudential, the Trustee record keeper and custodian of Plan assets, and a party in interest.

SUPPLEMENTAL SCHEDULE

BITUMINOUS 401(K) SAVINGS PLAN

SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

EIN:     36-0810360     Plan Number:  003

(a)	(b) Identity of issue	(c) Description of investment including interest rate	(d) Cost	(e) Current value
*	Prudential Short-term Bond Fund	Pooled separate account	**	$4,546,958

*	Prudential Balanced I Fund / Wellington Management Co. Fund	Pooled separate account	**	2,705,540

*	Dryden S&P 500 Index Fund	Pooled separate account	**	3,145,173

*	Prudential Large Cap Value / Aronson & Johnson & Ortiz Fund	Pooled separate account	**	2,460,207

*	Prudential Small Cap Growth / Times Square Fund	Pooled separate account	**	2,223,239

*	Prudential Mid Cap Growth / TimesSquare Fund	Pooled separate account	**	1,912,867

*	T Rowe Price Growth Stock Fund	Pooled separate account	**	1,778,301

*	Prudential Small Cap Value / American Century Fund	Pooled separate account	**	1,211,212

*	Prudential Core Bond / PIM Fund	Pooled separate account	**	1,534,093

*	Prudential International Blend / Munder Capital Fund	Pooled separate account	**	781,125

*	Prudential Mid Cap / CRM Fund	Pooled separate account	**	340,636

*	Old Republic International Corporation Common Stock Account	Common stock	**	3,723,068

*	Participant Loans	Participant loans, interest rates	-0-	627,535
*		range from 4.25% to 9.25%, paid in a series of substantially equal payments over the term of the loan, maturing at various dates through 2015

	Total			$26,989,954

	*Party in interest **Cost information is not applicable for participant directed investments